Exhibit 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares of Li-Cycle Holdings Corp., an Ontario corporation, and further agree that this Joint Filing Agreement be included as an Exhibit thereto. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of August, 2021.

Timothy Johnston

By:	/s/ Timothy Johnston
Name:	Timothy Johnston

Keperra Holdings Limited

By:	/s/ Margaret Hannis
Name:	Mrs. Margaret Hannis
Title:	For and on behalf of Artemis Corporate Services Limited, sole director of Keperra Holdings Limited

Artemis Nominees Limited

By:	/s/ Margaret Hannis
Name:	Mrs. Margaret Hannis
Title:	Director